SEC FILE NO.



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                         Douglas E. Davidson, Esq.
Vice President and Treasurer                Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary                 120 West 45th Street
Michael J. Connolly,                        New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light Company
2800 Pottsville Pike
Reading, Pennsylvania  19605




                   (Names and addresses of agents for service)



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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------
                  A. JCP&L proposes to organize a special purpose business trust under Delaware law ("JCP&L Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $200 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Trust Securities")*. Each Trust Security will represent a cumulative preferred security (the "Preferred Securities") of a Delaware limited partnership ("JCP&L Capital II, L.P."), which will be a special purpose indirect subsidiary of JCP&L. JCP&L also proposes to form a special purpose Delaware corporation ("Investment Sub"), for the sole purpose of acting as general partner of JCP&L Capital II, L.P. The sole purpose of JCP&L Capital Trust will be to acquire the Preferred Securities and to issue the Trust Securities evidencing the Preferred Securities. The sole purpose of JCP&L Capital II, L.P. is to issue one or more series of Preferred Securities and to lend the proceeds thereof, plus the capital contribution (in an amount not to exceed $7 million) made by JCP&L in JCP&L Capital II, L.P., to JCP&L, which loan will be evidenced by Subordinated Debentures (defined below) issued by JCP&L.

                  B. JCP&L will acquire the common stock of Investment Sub for a nominal consideration and will capitalize Investment Sub with (i) a capital
--------
* The transactions proposed herein are substantially the same as the transactions approved by the Commission in Order dated March 6, 1995 (HCAR No. 35-26246) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of JCP&L and the Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.


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contribution  in the amount of up to $7  million,  and (ii) a demand  promissory note in the principal amount of up to $21 million, such note to accrue interest, compounded semi-annually, at a rate equal to the Citibank, N.A. base rate as in effect from time to time. Investment Sub will acquire all of the general partner interests in JCP&L Capital II, L.P. for up to $7 million (the "L.P. Equity Contribution").
                  JCP&L Capital Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities. JCP&L Capital II, L.P. will, in turn, use the proceeds received from the sale of the Preferred Securities, together with the L.P. Equity Contribution, to purchase JCP&L's
subordinated   debentures   (individually,   a   "Subordinated   Debenture"  and
collectively, the "Subordinated Debentures").

                  C. JCP&L will also unconditionally guarantee the payment by JCP&L Capital II, L.P. of (A) accrued but unpaid distributions on the Preferred Securities, if and to the extent JCP&L Capital II, L.P. has funds on hand legally available therefor, (B) the redemption price for any redemption of the Preferred Securities, (C) the aggregate liquidation preference on the Preferred Securities to the extent JCP&L Capital II, L.P. has funds on hand legally available therefor, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts (the "Guaranties").

                  D. Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, JCP&L will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Securities. Such interest payments will constitute JCP&L Capital II, L.P.'s only income and distributions on the Preferred Securities will, in turn, constitute JCP&L Capital Trust's only

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income and will be used by it to pay distributions on the Trust Securities.  Any excess interest payment not needed for distributions on the Preferred Securities will be distributed indirectly to JCP&L as a distribution on JCP&L's investment
in  JCP&L  Capital  II,  L.P.,   thereby  reducing  the  interest  cost  on  the
Subordinated Debentures. Distributions on the Trust Securities will be made not less than semi-annually, and will be cumulative and must be made to the extent that JCP&L Capital Trust has funds on hand legally available for such purposes. However, JCP&L will have the right to defer payment of interest on the Subordinated Debentures for up to five years in which event JCP&L Capital II, L.P. and JCP&L Capital Trust may similarly defer payment of distributions on the Preferred Securities and the Trust Securities, respectively, but in no event may
distributions   be  deferred  beyond  the  maturity  date  of  the  Subordinated
Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Trust Securities will be identical to the interest
rates,  payment  dates,   redemption  and  other  provisions  of  the  Preferred
Securities issued by JCP&L Capital II, L.P. and the Subordinated Debentures issued by JCP&L with respect thereto.

                  E. Each Subordinated Debenture and related Guaranty will be subordinate to all other existing and future "Senior Indebtedness," as defined below, of JCP&L and will have no cross-default provisions with respect to other JCP&L indebtedness -- i.e., a default under any other outstanding JCP&L indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, JCP&L may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of
(i) the principal of and premium (if any) in respect of (A) indebtedness of JCP&L for money borrowed and (B) indebtedness evidenced

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


by securities, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which JCP&L is responsible or liable;
(ii) all capital lease obligations of JCP&L; (iii) all obligations of JCP&L issued or assumed as the deferred purchase price of property, all conditional sale obligations of JCP&L and all obligations of JCP&L under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of JCP&L for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons for the payment of which JCP&L is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of JCP&L (whether or not such obligation is assumed by JCP&L), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

                  F.  It is  expected  that  JCP&L's  interest  payments  on the
Subordinated Debentures will be deductible for income tax purposes and that JCP&L Capital Trust will be treated as a trust for federal income tax purposes. Consequently, distributions from JCP&L Capital Trust to the holders of Trust Securities will be deemed to constitute distributions on the Preferred Securities and in turn of the interest income received by JCP&L Capital II, L.P. on the Subordinated Debentures. Consequently, such holders and Investment Sub, as the general partner of JCP&L Capital II, L.P. will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.


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


                  G. A series of the Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Preferred Securities. A series of Preferred Securities will be subject to mandatory redemption upon the maturity or prior redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Securities may also be redeemable at the option of JCP&L at a price equal to its liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the marketing of the Trust Securities, (i) at any time after a specified no-call period (if any) which could be up to the life of the issuance, or (ii) in the event that (I) JCP&L Capital II, L.P. or JCP&L Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) JCP&L Capital II, L.P. or JCP&L Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures, or (III) it is determined that the interest payments by JCP&L on the Subordinated Debentures are not deductible for federal income tax purposes or will otherwise not be taxed as a partnership or grantor trust, as the case may be, or (IV) JCP&L Capital II, L.P. or JCP&L Capital Trust is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) JCP&L Capital II, L.P. or JCP&L Capital Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended ("1940 Act"). Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, JCP&L Capital II, L.P. and JCP&L Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Trust Securities and to JCP&L on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Trust Securities. The Subordinated Debentures distributed to JCP&L will be canceled.

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


                  If at any time JCP&L Capital II, L.P. would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, JCP&L also will pay as additional interest such amounts as shall be required so that the net amounts received and retained by JCP&L Capital II, L.P. after paying any such taxes, duties, assessments or governmental charges will not be less than the amounts JCP&L Capital II, L.P. would have received had no such taxes, duties, assessments or governmental charges been imposed.

                  H. Upon receipt by JCP&L Capital Trust of any distribution from JCP&L Capital II, L.P. upon any voluntary or involuntary liquidation, dissolution or winding up of JCP&L Capital II, L.P., the holders of the Trust Securities will be entitled to receive such amounts in proportion to the respective number of Preferred Securities represented by such Trust Securities, out of the assets of JCP&L Capital II, L.P. available for distribution to holders of Preferred Securities and after satisfaction of liabilities to creditors of JCP&L Capital Trust.

                  In the event of any voluntary or involuntary dissolution or winding up of JCP&L Capital II, L.P., the holders of Preferred Securities will be entitled to receive out of the assets of JCP&L Capital II, L.P., after satisfaction of liabilities to creditors and before any distribution of assets is made to Investment Sub, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment of the Preferred Securities. All assets of JCP&L Capital II, L.P. remaining after payment of the liquidation distribution to the holders of Preferred Securities will be distributed to Investment Sub.

                  Upon any liquidation, dissolution or winding up of JCP&L, the amount payable on each series of the Preferred Securities would be limited to a pro rata portion of any amount recovered by JCP&L Capital II, L.P. in its

                                        6


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capacity as a subordinated debt holder of JCP&L. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

                  I. The constituent instruments of JCP&L Capital Trust, including its declaration of trust, will provide, among other things, that JCP&L Capital Trust's activities will be limited to the issuance and sale of Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Preferred Securities. Accordingly, it is not proposed that JCP&L Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Trust Securities, as each such issuance will be supported by a Preferred Security which in turn will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for JCP&L Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by JCP&L will be subject to the restriction in Article VI, paragraph Eighth (B) of JCP&L's Restated Certificate of Incorporation which limits, without the consent of the holders of a majority of JCP&L's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness which JCP&L may have outstanding at any one time to 20% of the aggregate of the total outstanding principal amount of all bonds and other securities representing secured indebtedness issued or assumed by JCP&L plus JCP&L's capital stock, premiums thereon, and surplus of JCP&L as stated on its books of account. JCP&L Capital Trust's constituent instruments will further state that JCP&L Capital II, L.P will be responsible for all liabilities and obligations of JCP&L Capital Trust.

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                  J.  JCP&L  expects  to apply the net  proceeds  of the sale to
JCP&L Capital II, L.P. of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse JCP&L's treasury for funds previously expended therefrom for the above purposes. JCP&L will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").

                  K.       Rule 54 Analysis.
                           ----------------
         The proposed transactions contemplate, among other things, the issuance or acquisition of securities by the Applicants which do not relate to EWGs and FUCOs (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

                  (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1998, GPU's average consolidated retained earnings was approximately $2,135 million. Accordingly, under the November 5 Order, GPU may invest up to an additional $856 million in EWGs and FUCOs as of June 30, 1998.

                  (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                      (A) For each  United  States EWG in which GPU  directly or indirectly holds an interest:

                             (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                             (2) the financial statements will be prepared in accordance with GAAP; and

                             (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                      (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                             (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                             (2)      the   financial    statements   for   such
                                      subsidiary will be prepared in accordance with GAAP; and

                             (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

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



                             (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                                      (1)   such entity to maintain books and
                                      records in accordance with GAAP;

                                      (2)  the  financial   statements  of  such
                                      entity to be prepared in accordance with GAAP; and

                                      (3) access by the Commission to such books
                                      and records and financial  statements  (or
                                      copies   thereof)   in   English   as  the
                                      Commission  may request and, in any event,
                                      will  provide  the  Commission  on request
                                      copies  of  such  materials  as  are  made
                                      available to GPU and its subsidiaries.  If
                                      and  to  the  extent  that  such  entity's
                                      books, records or financial statements are
                                      not  maintained in  accordance  with GAAP,
                                      GPU will,  upon request of the Commission,
                                      describe   and  quantify   each   material
                                      variation therefrom as and to the extent required by subparagraphs (a) (2) (iii)
                                      (A) and (a) (2) (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities ("NJBPU") and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory

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         agencies  having  jurisdiction  over the retail rates of GPU's electric utility  subsidiaries.1  In  addition,  GPU will  submit  to each  such commission copies of any amendments to this Application Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                      (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                      (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2,135 million) represented a decrease of approximately $52.8 million (or approximately 2.5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2,187 million).2

                      (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.
--------
1 Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 13,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
2 As discussed in GPU's June 30, 1998, Quarterly Report on Form 10-Q, the decrease is attributable to an extraordinary charge of $275.1 million (after tax) as a result of the Pennsylvania Public Utility Commission's June 20, 1998 restructuring orders on Met-Eds and Penelecs restructuring plans.

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                  As  described  above,  GPU  meets all the  conditions  of Rule
53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

                  Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application (the "Transactions"). The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

                  The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt.

                  GPU's June 30, 1998 consolidated capitalization consists of 42.9% equity and 57.1% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization

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


ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.1

                  GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.2

                  Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

                  Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at June 30, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

                           The estimated fees,  commission and expenses to be
incurred in connection  herewith will be filed by amendment.
--------
1 The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1.925 billion senior bank debt of GPU PowerNet.

2 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

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ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

                           A.       The   acquisition  by  JCP&L  of  the
common stock of Investment Sub, the acquisition by Investment Sub of the general partnership interests of JCP&L Capital II, L.P., and the acquisition by JCP&L Capital II, L.P. of the Subordinated Debentures and the Guaranties are subject to Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.

                           B.       The issuance and sale of the  Preferred
Securities by JCP&L Capital II, L.P. and the issuance and sale of the Trust Securities by JCP&L Capital Trust, and the contingent distribution of Subordinated Debentures to the Trust Securities holders, are subject to Sections 6(a) and 7 of the Act and Rule 54 thereunder.

                           C.       JCP&L  believes  that  the  issuance  of its
Subordinated Debentures and its Guaranties to JCP&L Capital II, L.P. will be exempt from the declaration requirements of the Act by virtue of Rule 45(b) (1) thereunder.

ITEM 4.  REGULATORY APPROVALS
         --------------------
                           A.       The proposed  transactions will require
approval of the NJBPU under Title 48 of the New Jersey Statutes. JCP&L will file with the NJBPU a Petition seeking such approval. It is anticipated that the NJBPU will expressly approve such transactions.

                           B.       No  other  state  commission  has
jurisdiction with respect to the subject transactions and, assuming that your Commission
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


authorizes and approves all aspects of the Transactions (including the accounting therefor), no other federal commission has jurisdiction with respect thereto. JCP&L believes that JCP&L Capital II, L.P. and JCP&L Capital Trust will be exempt from regulation as an investment company under the 1940 Act, pursuant to the "finance company" exemption afforded by Section 6(a)(5) under the 1940 Act.

ITEM 5.  PROCEDURE.
         ----------
                           It is requested  that the  Commission  issue an order
with respect to the Transactions proposed herein at the earliest practicable date, but in any event not later than January 15, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

                A-1  -   Certificate of Incorporation of Investment Sub -- to be
                         filed by amendment.

                A-2  -   By-Laws of Investment Sub -- to be filed by amendment.

                A-3  -   Certificate  of Limited  Partnership of JCP&L Capital
                         II, L.P. -- to be filed by amendment.

                A-4  -  Form of Limited  Partnership  Agreement of JCP&L Capital
                        II, L.P. -- to be filed by amendment.

                A-5 - Form of Amended and Restated Limited Partnership Agreement and JCP&L Capital II, L.P. -- to be filed by amendment.

                A-6 - Form of Declaration of Trust of JCP&L Capital Trust -- to be filed by amendment.

                A-7 - Form of Trust Agreement of JCP&L Capital Trust -- to be filed by amendment.

                A-8 - Form of Amended and Restated Trust Agreement of JCP&L Capital Trust -- to be filed by amendment.

                A-9 - Form of Trust Securities Certificate of JCP&L Capital Trust -- to be filed by amendment.

                A-10 - Form of JCP&L Subordinated Debenture Indenture - to be filed by amendment.

                A-11     -  Form  of   Subordinated   Debenture   instrument  --
                         incorporated by reference to Exhibit A-5.

                B-1   -  Form of Guaranty -- to be filed by amendment.

                B-2   -  Form of Underwriting Agreement -- to be filed by
                         amendment.

                C     -  Registration Statement on Form S-3
                         under  the  Securities  Act of  1933
                         relating to the  various  securities
                         which are the subject hereof and all
                         amendments  and exhibits  thereto --
                         Incorporated  by  reference  to  SEC
                         Registration  No.  _________  to  be
                         assigned   to   such    registration
                         statement.

                D-1   -  Copy of  Petition  filed  by  JCP&L  with  the  NJBPU -
                         - to be filed by amendment.

                D-2   -  Copy of NJBPU Order granting the Petition -- to be
                         filed by amendment.

                E -      Not Applicable.

                F-l - Opinion of Berlack, Israels & Liberman LLP -- to be filed by amendment.

                G -      Proposed form of public notice.

                H -      GPU Actual and Pro Forma Capitalization ratios.

       (b)      Financial Statements:

                1-A   -  JCP&L Consolidated Balance Sheets,
                         actual  and pro  forma,  as at [June
                         30,]    1998,    and    Consolidated
                         Statements of Income, actual and pro
                         forma,  and  Statement  of  Retained
                         Earnings,  for the year ended  [June
                         30,]   1998;   pro   forma   journal
                         entries.

                1-B   -  GPU  Consolidated  Balance Sheets,
                         actual  and pro  forma,  as at [June
                         30,    1998,]    and    Consolidated
                         Statements of Income, actual and pro
                         forma,  and  Statement  of  Retained
                         Earnings,  for the year ended  [June
                         30,]   1998;   pro   forma   journal
                         entries.

                2      - Reference is made to Financial Statements included in
                         1 above.

                3      - None.

                4      - None, except as set forth in the Notes to Financial
                         Statements.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

                The proposed Transactions relate to a means of financing JCP&L's business. Consequently, the issuance of an order by your Commission with respect to the subject Transactions is not a major Federal action significantly affecting the quality of the human environment.

                           No Federal agency has prepared or is preparing an
environmental impact statement with respect to the subject Transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed Transactions.

                                    SIGNATURE
                                    ---------


         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                     JERSEY CENTRAL POWER & LIGHT COMPANY


                                     By:  /S/ T. G. Howson
                                          -------------------------
                                            T. G. Howson,
                                             Vice President and Treasurer

Dated:       October 27, 1998